UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On March 12, 2024, voxeljet AG (the “Company”) issued a press release (the “Anzu Note Press Release”) announcing a restatement and extension of the loan note issued to Anzu’s industrial technology investment fund. The Anzu Note Press Release is included herewith as Exhibit 99.1.

Also on March 12, 2024, the Company issued a press release (the “Strategic Realignment Press Release”) announcing its plan to accelerate its strategic realignment, including by voluntarily delisting its ADSs from The Nasdaq Stock Market. The Strategic Realignment Press Release is included herewith as Exhibit 99.2.

Exhibits

99.1	The Anzu Note Press Release.
99.2	The Strategic Realignment Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer
Date: March 14, 2024